EXHIBIT 21. SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization	% of Ownership by United Fire & Casualty Company or one of its Subsidiaries
United Life Insurance Company	Iowa	100 % owned by United Fire & Casualty Company
Addison Insurance Company	Iowa	100 % owned by United Fire & Casualty Company
Lafayette Insurance Company	Louisiana	100 % owned by United Fire & Casualty Company
United Fire & Indemnity Company	Texas	100 % owned by United Fire & Casualty Company
American Indemnity Financial Corporation	Delaware	100 % owned by United Fire & Casualty Company
Texas General Indemnity Company	Colorado	100 % owned by American Indemnity Financial Corporation
United Fire Lloyds	Texas	Operationally and financially controlled by United Fire & Indemnity Company
Red Oak Acquisition Corp.	Pennsylvania	100% owned by United Fire & Casualty Company